OMB APPROVAL

                                                  OMB Number           3235-0145
                                                  Expires:     December 31, 1997
                                                  Estimated average burden
                                                  hours per response.......14.90





                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )*




                             Daw Technologies, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)


                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                    23922010
                          ----------------------------

                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 8 Pages

  CUSIP No.  23922010                               Page   2   of   8   Pages

                                       13G

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            J. Weston Daw
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                      5     SOLE VOTING POWER

                               726,099
     NUMBER OF      ------------------------------------------------------------
       SHARES         6     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                 1,475,580
         EACH
     REPORTING      ------------------------------------------------------------
       PERSON         7     SOLE DISPOSITIVE POWER
         WITH
                               726,099
                    ------------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                               1,475,580
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,201,679
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            17.7%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

  CUSIP No.  23922010                               Page   3   of   8   Pages

                                       13G


--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Beverly Daw
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                      5     SOLE VOTING POWER

                               None
     NUMBER OF      ------------------------------------------------------------
       SHARES         6     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                 2,201,679
         EACH       ------------------------------------------------------------
     REPORTING        7     SOLE DISPOSITIVE POWER
       PERSON
         WITH                  None
                    ------------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                               2,201,679
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,201,679
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            17.7%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

  CUSIP No.  23922010                               Page   4   of   8   Pages

                                       13G



This Amendment No. 5 to the Schedule 13G of J. Weston Daw and Beverly Daw amends and supplements, and should be read in conjunction with, the Schedule 13G and Amendments 1 and 2 thereto, all of which were filed on May 31, 1996, Amendment No. 3 thereto, which was filed on June 3, 1996 and Amendment No. 4 thereto, which was filed on February 12, 1997.


Item 1.

      (a)   Name of Issuer:  Daw Technologies, Inc.

      (b) Address of Issuer's Principal Executive Offices: 2700 South 900 West, Salt Lake City, Utah 84119


Item 2.

      (a) Name of Persons Filing: J. Weston Daw and Beverly Daw (the "Reporting Persons")

      (b) Address of Principal Business Office of J. Weston Daw: 12552 South 125 West, Draper, Utah 84020

            Address of Residence of Beverly Daw: 602 Walnut Brook Drive, Murray, Utah 84107

      (c)   Citizenship:  United States

      (d) Title of Class of Securities: Common Stock, $.01 Par Value (the "Common Stock")

      (e)   CUSIP Number:  23922010


Item 3.

            This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b).


Item 4. Ownership

      (a)   Amount Beneficially owned by J. Weston Daw as of 12/31/97:
            2,201,679 shares

            Amount Beneficially owned by Beverly Daw as of 12/31/97:
            2,201,679 shares

      (b)   Percent of Class owned by J. Weston Daw as of 12/31/97: 17.7%

            Percent of Class owned by Beverly Daw as of 12/31/97:  17.7%

      (c)   Number of shares as to which the Reporting Persons have:

  CUSIP No.  23922010                               Page   5   of   8   Pages

                                       13G




            (i) sole power to vote or to direct the vote: As of December 31, 1997, J. Weston Daw had sole power to vote or to direct the vote of 726,099 shares, which included 10,000 shares underlying presently exercisable options. Beverly Daw did not have sole power to vote or direct the vote of any shares.

            (ii) shared power to vote or to direct the vote: As of December 31, 1997, the Reporting Persons shared the power to vote or to direct the vote of 1,475,580 shares jointly held by the Reporting Persons of which 500,000 shares were held by six limited partnerships of which the Reporting Persons were general partners. In addition, Beverly Daw, the spouse of J. Weston Daw, may be deemed to share voting power with respect to the shares held by J. Weston Daw as a result of such relationship.

            (iii) sole power to dispose or to direct the  disposition  of: As of
                  December 31, 1997, J. Weston Daw had sole power to dispose or to direct the disposition of 726,099 shares, which included 10,000 shares underlying presently exercisable options . Beverly Daw did not have sole power to dispose or direct the disposition of any shares.

            (iv) shared power to dispose or to direct the disposition of: As of December 31, 1997, the Reporting Persons shared the power to dispose or direct the disposition of 1,475,580 shares jointly held by the Reporting Persons of which 500,000 shares were held by six limited partnerships of which the Reporting Persons were general partners. In addition, Beverly Daw, the spouse of J. Weston Daw, may be deemed to share dispositive power with respect to the shares held by J. Weston Daw as a result of such relationship.

            The filing of this Amendment No. 5 to Schedule 13G shall not be construed as an admission that the Reporting Persons, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, are the beneficial owners of all of the securities covered by this
            Schedule 13G.

Item 5.   Ownership of Five Percent or Less of a Class

            This statement is not being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be beneficial owners of more than five percent of the class of securities.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.

  CUSIP No.  23922010                               Page   6   of   8   Pages

                                       13G





Item 8. Identification and Classification of Members of the Group

      Not applicable.


Item 9. Notice of Dissolution of Group

      Not applicable.


Item 10.    Certification

      Not applicable.

  CUSIP No.  23922010                               Page   7   of   8   Pages

                                       13G



                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  January 13, 1998                  DATED:  January 13, 1998



By /s/  J. WESTON DAW                     By /s/   BEVERLY S. DAW
  --------------------------                ----------------------------
      J. Weston Daw                             Beverly S. Daw

  CUSIP No.  23922010                               Page   8   of   8   Pages

                                       13G



                                   EXHIBIT A



                                   AGREEMENT


     The undersigned agree that this Amendment No. 5 to Schedule 13G of J. Weston Daw and Beverly Daw relating to the shares of Common Stock of Daw Technologies, Inc. shall be filed on behalf of each of the undersigned.



By /s/  J. WESTON DAW                           By /s/  BEVERLY S. DAW
  -----------------------------                   ------------------------------
      J. Weston Daw                             Beverly S. Daw